CUSIP No. 762567105                                       Page 1 of 7 Pages

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                             (Amendment No. 1)

                 Under the Securities Exchange Act of 1934


                    Ribozyme Pharmaceuticals, Inc.
_________________________________________________________________
                         (Name of Issuer)


                  Common Stock, $.01 par value
     -----------------------------------------------------------------
                      (Title of Class of Securities)



                          762567105
     _________________________________________________________________
                              (CUSIP Number)

Jeremy L. Curnock Cook             John C. MacMurray, Esq.
Rothschild Asset Management Ltd.   Reboul, MacMurray, Hewitt,
Five Arrows House                  Maynard & Kristol
St. Swithin's Lane                 45 Rockefeller Plaza
London EC4N 8NR England            New York, New York  10111
Tel. 44-171-623-1000               Tel. (212) 841-5700
_________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             October 16, 1997
                       _____________________________
                       (Date of Event Which Requires
                          Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

CUSIP No. 762567105                                       Page 2 of 7 Pages
_________________________________________________________________
1)   Name of Reporting Person               International
     S.S. or I.R.S. Identification          Biotechnology
     No. of Above Person                    Trust plc
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                          WC
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          United Kingdom
_________________________________________________________________
Number of                7)   Sole Voting   1,012,633 shares of
Shares Beneficially           Power         Common Stock, $.01
                                  par value ("Common
Owned by                                    Stock")
Reporting Person
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  1,012,633 shares of
                              tive Power     Common Stock
                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________

11)  Aggregate Amount Beneficially           1,012,633 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                          11.78%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  CO
CUSIP No. 762567105                                       Page 3 of 7 Pages

                      Amendment No. 1 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 3, 1996 (the "Schedule 13D").

Item 1.   Security and Issuer.
          ___________________

          This statement relates to the Common Stock, $.01 par value (the "Common Stock") of Ribozyme Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2950 Wilderness Place, Boulder, Colorado 80301.

Item 2.   Identity and Background.
          _______________________

          (a) The undersigned hereby files this Schedule 13D on behalf of International Biotechnology Trust plc, a corporation organized under the laws of the United Kingdom ("IBT" or the "Reporting Person"). The name, business address and occupation of each executive officer and director of IBT is set forth on Schedule A hereto.

          (b) The principal business of IBT is that of a publicly-traded investment trust company.

          (c) IBT's principal business address is Five Arrows House, St. Swithin's Lane, London EC4N 8NR, England.

          (d) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither IBT nor any of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

          On October 16, 1997 IBT purchased 275,000 shares of
CUSIP No. 762567105                                       Page 4 of 7 Pages
Common Stock (the "Secondary Offering Shares") in an offering by the Issuer of an aggregate 1,400,000 shares of Common Stock (the "Secondary Offering"), which were registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form SB-2 filed by the Issuer with the Securities and Exchange Commission and declared effective on October 16, 1997 (SEC Registration No. 333-34981). The purchase price of the Secondary Offering Shares was $8.00 per share. The source of funds for IBT's purchase was its working capital, or funds available for investment.

          On April 11, 1996 IBT purchased 200,000 shares of Common Stock (the "IPO Shares") in the Issuer's initial public offering (the "IPO"). In the IPO the Issuer offered an aggregate 2,000,000 shares of Common Stock for sale to the public, which were registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form SB-2 filed by the Issuer with the Securities and Exchange Commission and declared effective on April 11, 1996 (SEC Registration No. 333-1908-B). The purchase price of the IPO Shares was $10.00 per share. The source of funds for IBT's purchase was its working capital, or funds available for investment. In addition to the 200,000 shares of Common Stock that IBT purchased in the IPO, 315,411 shares of Common Stock were issued to IBT upon the closing of the IPO, pursuant to antidilution provisions of the Series G Preferred Stock that it held prior to the IPO, which converted into 222,222 shares of Common Stock (after a 9 to 1 reverse stock split).

Item 4.   Purpose of Transaction.
          ______________________

          IBT purchased the Secondary Offering Shares for investment purposes.

          IBT owned 222,222 shares of Common Stock prior to the IPO. IBT acquired 315,411 shares of Common Stock for the purpose of antidilution protection, and purchased the IPO Shares for investment purposes.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          (a) Based on a total of 8,594,000 shares of Common Stock outstanding after the completion of the Secondary Offering, IBT owns 1,012,633 shares of Common Stock, or approximately 11.78% of the Common Stock outstanding.

          (b) Except as described in Item 6 below, IBT has sole power to vote or direct the voting of and to dispose or to direct
CUSIP No. 762567105                                       Page 1 of 7 Pages
the disposition of the shares of Common Stock referred to in paragraph (a) above.

          (c) Except as described in this statement, neither IBT nor any of the persons identified in Item 2 above has effected any transaction in the Common Stock in the past 60 days.

          (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned IBT.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.

          Pursuant to a contractual agreement, IBT has engaged Rothschild Asset Management Limited ("RAM") to act as its discretionary investment manager. Pursuant to such agreement RAM manages the business and assets of IBT, which includes the authority to make decisions regarding the acquisition or disposition of portfolio securities by IBT and to exercise any rights (including voting rights) with respect to such securities. IBT has the right to terminate RAM's appointment as manager at any time if RAM is not performing its duties as manager to the satisfaction of the Board of Directors of IBT.


Item 7.   Material to be Filed as Exhibits.

          Not Applicable.

CUSIP No. 762567105                                       Page 6 of 7 Pages


                                 Signature
                                 _________



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 1997


                                   INTERNATIONAL BIOTECHNOLOGY
                         TRUST PLC



                                   By: /s/ Jeremy L. Curnock Cook
                                             Director

CUSIP No. 762567105                                       Page 7 of 7 Pages

                                SCHEDULE A
                                ___________

                  EXECUTIVE OFFICERS AND DIRECTORS OF IBT

          The business address of each person listed below is c/o
Rothschild Asset Management Limited, Five Arrows House, St. Swithin's Lane, London EC4N 8NR, England. The occupation of each person listed below refers only to his relationship to IBT.

     Name                          Occupation     Citizenship
     ____                          __________     ___________

John M. Green-Armytage             Chairman       U.K.

Donald Cecil                       Deputy         U.S.
                                   Chairman

Gary M. Brass                      Director       U.K.

Jeremy L. Curnock Cook             Director       U.K.

Peter B. Collacott                 Director       U.K.

Stephen A. Duzan                   Director       U.S.

James D. Grant                     Director       U.S.

Howard E. Greene                   Director       U.S.

Dennis M.J. Turner                 Director       U.K.